FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2016

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..X.. Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 19 January 2016

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER        EXHIBIT DESCRIPTION
99                                    Notice to London Stock Exchange dated 19 January 2016
                                        Final Results 2015

Exhibit 99

2015 FULL YEAR RESULTS

CONSISTENT PROFITABLE GROWTH IN VOLATILE MARKETS

Full year highlights

•	Turnover increased by 10% to €53.3 billion including a positive currency impact of 5.9%

•	Underlying sales growth 4.1%, ahead of our markets, with volume up 2.1% and price up 1.9%

•	Emerging markets underlying sales growth 7.1% with volume up 2.7% and price up 4.3%

•	Core operating margin at 14.8% up 30bps

•	Core operating profit up 12%, operating profit down 5.8% reflecting profits on disposals in 2014

•	Free cash flow of €4.8 billion, up €1.7 billion including €0.8 billion of tax on disposal profits in 2014

•	Core earnings per share up 14% at current exchange rates, up 11% at constant exchange rates

Paul Polman: Chief Executive Officer statement

“Despite a challenging year with slower global economic growth, intensifying geopolitical instability, and high currency and commodity volatility we have again grown ahead of our markets, driven by our innovations and increased support behind our brands. The 2015 results further demonstrate the progress we have made in transforming Unilever into a more resilient business, capable of consistently delivering competitive underlying sales growth, margin expansion and strong cash flow.

This consistency of performance shows that our focus to build Unilever for the long term is paying off. We are starting to see the results from sharpened category strategies that guide increased investment in our brands, our infrastructure and our people as well as extensions into attractive new markets like Prestige Personal Care.

We are preparing ourselves for tougher market conditions and high volatility in 2016, as world events in recent weeks have highlighted. Therefore it is vital that we drive agility and cost discipline across our business. We are further strengthening our innovation funnel while shortening innovation cycle times, stepping up our digital capabilities and rolling out a global zero based budgeting programme. Our priorities continue to be volume-driven growth ahead of our markets, steady improvement in core operating margin and strong cash flow.”

Key Financials (unaudited) Current Rates	Full Year 2015
Underlying Sales Growth (*)	4.1%
Turnover	€53.3bn	+10%
Core Operating Profit (*)	€7.9bn	+12%
Operating Profit	€7.5bn	-6%
Net Profit	€5.3bn	-5%
Core earnings per share (*)	€1.82	+14%
Diluted earnings per share	€1.72	-4%
Quarterly dividend payable in March 2016 €0.302 per share

(*) Underlying sales growth, core operating profit and core earnings per share are non-GAAP measures (see pages 5 and 6).	19 January 2016.

FULL YEAR OPERATIONAL REVIEW: CATEGORIES

	Fourth Quarter 2015				Full Year 2015
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	12.9	4.9	1.9	2.9	53.3	4.1	2.1	1.9	30
Personal Care	5.1	4.1	2.3	1.7	20.1	4.1	2.3	1.8	20
Foods	3.4	1.7	(0.3)	2.1	12.9	1.5	0.8	0.8	(40)
Home Care	2.5	8.0	4.8	3.1	10.2	5.9	4.0	1.9	130
Refreshment	1.9	8.8	1.5	7.2	10.1	5.4	1.5	3.9	60

Our markets: Consumer demand remained fragile and volume growth was barely positive in the markets in which we operate. Many emerging markets continued to be weak, particularly those dependent on oil and other commodity exports and those where currency devaluation is pushing up the cost of living for our consumers. Market growth in developed markets was negligible.

Unilever overall performance: In 2015 underlying sales growth improved to 4.1% driven by a step-up in volume growth. All categories delivered progress against their strategic priorities: Personal Care and Foods achieved improved growth while maintaining strong profitability and cash flow. Home Care and Refreshment improved margin and cash flow while continuing to grow competitively. Emerging markets grew by 7.1% with an increased contribution from volume. Developed markets were flat with good volume growth in Europe being offset by continued price deflation.

Gross margin improved by 80bps to 42.2% driven by margin-accretive innovation, pricing and continued delivery from our savings programmes, which more than offset currency-related cost increases in emerging markets. Brand and marketing investment was up 20bps. Overheads increased by 30bps as adverse currency translation impact and the lapping of gains in the prior year more than offset continued savings delivery. Core operating margin improved by 30bps to 14.8%. Core operating profit was up by €0.9 billion at €7.9 billion.

Personal Care
Growth in Personal Care, while still below historical run rates, improved from the slower growth of the previous year. This was driven by innovations that grow the core of our brands and extend into more premium segments. Deodorants benefited from the continued success of the dry spray launch in North America and the compressed formats launched into Latin America. In hair, growth was driven by the Dove Advanced Hair Series roll-out and the successful launch of Lux Luminique in Japan. The improved Dove body wash formulation, delivering superior care and better sensorial experience, performed well in skin and is now present in over 30 countries. In oral care we have extended the premium toothpaste Zendium to nine markets. We established our Prestige business with the acquisitions of Dermalogica, Murad, Kate Somerville and REN.

Core operating margin improved by 20bps driven by margin-accretive innovation. Core operating profit increased by €0.5 billion to €3.8 billion.

Foods
Savoury showed good volume-driven growth led by cooking products in emerging markets and by innovations around naturalness and health such as Knorr Mealmakers with 100% natural ingredients in Europe and fortified stock cubes which help address iron deficiency in Africa. In dressings, Hellmann’s demonstrated good growth driven by a strong performance in Latin America and by the success of new squeezy packs in Europe and North America. The Baking, Cooking & Spreads unit is repositioning the business to more attractive segments which helped us to gain market share in margarine, however sales in spreads continued to decline as we were not able to stem the sustained market contraction in developed countries.

Core operating margin was down 40bps due to increased costs including higher brand and marketing investment. Core operating profit was up by €0.1 billion at €2.4 billion.

Home Care
Home Care delivered another year of broad-based growth driven by innovations in higher margin segments, market development and the roll out of the new Omo with enhanced formulation and improved cleaning technology. Omo pre-treaters and stain removers have built further market share in Brazil. Fabric conditioners benefited from the success of Comfort intense with double-encapsulated fragrance technology that delivers long-lasting freshness. In household care we continued to scale up by rolling out improved formulations like Cif’s improved ‘Power and Shine’ sprays for kitchens and bathrooms across Europe.

In line with our strategy, core operating margin increased by 130bps driven by improved mix, cost savings and simplification programmes. Core operating profit improved by €0.2 billion to €0.8 billion.
Refreshment
Ice cream delivered strong growth driven by margin-accretive innovations behind premium brands, such as Magnum Pink and Black variants, the Ben & Jerry’s Cores range and new flavours of Breyer’s Gelato. We continue to build our presence in premium gelato with the recently acquired Talenti which grew more than 40% and with Grom which we aquired in October. In leaf tea we reinvigorated the Lipton brand with an improved mix and new packaging but growth was below our markets. We extended Lipton and PG Tips further into fruit, herbal and speciality teas where we are still under-represented. We are building our presence in the premium segment by opening more T2 stores which we leverage with online sales and by launching machine-compatible tea capsules in Europe.

Core operating margin was up 60bps driven by improved mix and savings in ice cream. Core operating profit increased by €0.1 billion to €0.9 billion. In line with our strategy, the cash delivery of our ice cream business stepped up.

FULL YEAR OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Fourth Quarter 2015				Full Year 2015
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in core operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever Total	12.9	4.9	1.9	2.9	53.3	4.1	2.1	1.9	30
Asia/AMET/RUB	5.4	6.3	4.6	1.7	22.4	4.6	3.0	1.5	20
The Americas	4.3	6.4	(2.1)	8.7	17.3	6.6	0.4	6.1	(10)
Europe	3.2	0.7	3.0	(2.2)	13.6	0.3	2.6	(2.2)	90

	Fourth Quarter 2015				Full Year 2015
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Developed markets	5.5	0.3	1.2	(0.9)	22.5	0.0	1.2	(1.2)
Emerging markets	7.4	8.1	2.4	5.6	30.8	7.1	2.7	4.3
North America	2.2	(0.6)	(1.7)	1.1	8.8	0.1	(0.5)	0.6
Latin America	2.1	12.0	(2.5)	14.9	8.5	12.4	1.2	11.0

Asia/AMET/RUB
Growth was mixed across countries with varying contributions from volume and price. Turkey and the Philippines delivered broad-based double-digit growth. India demonstrated solid volume-driven growth with lower pricing as commodity costs eased. Volumes were down in Russia as high inflation put pressure on consumer demand but growth improved throughout the year. China recovered from the prior year trade de-stocking and Japan grew again, helped by a strong performance in hair.

Core operating margin was up 20bps with improved gross margins, partially offset by higher overheads that lapped prior year gains on property sales in India.

The Americas
Latin America delivered double-digit underlying sales growth driven by strong pricing to recover higher input costs but also modest volume growth despite challenging macro-economic conditions and with consumer incomes squeezed by higher cost of living. Our businesses demonstrated their resilience with stable volumes in Brazil and strong volume growth in Argentina, Mexico and Colombia. In North America, we grew slightly and gained share helped by good momentum behind dry spray deodorants and strong innovations in premium ice cream, which strengthened our competitive proposition in both categories, but spreads continued to decline.

Core operating margin was down 10bps due to increased brand and marketing investment.

Europe
Europe returned to growth in 2015 as good volume growth more than offset price deflation across our markets. Home Care and ice cream grew strongly ahead of our markets, but the contraction of the margarine market weighed on our Foods performance, particularly in the United Kingdom and Germany. France and Spain grew for another year while we restored growth in the Netherlands, Central and Eastern Europe and Italy.

Europe continued to be a strong contributor to Unilever’s margin accretion. Core operating margin was up 90bps despite higher brand and marketing investment. This was driven by improved gross margins and lower overheads that benefited from project Half savings and pension plan changes in the Netherlands. ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FULL YEAR

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FULL YEAR

Finance costs and tax
The cost of financing net borrowings in 2015 was €372 million versus €383 million in 2014. The average interest rate on net debt was lower at 3.0% versus 3.5% in 2014. Pensions financing was a charge of €121 million versus a charge of €94 million in the prior year.

The effective tax rate was 27.6%, lower than 28.2% in 2014 which was primarily impacted by business disposals. The effective tax rate on core earnings was 26.9%, up from 25.9% in 2014.

Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates, together with other income from non-current investments, increased to €198 million versus €143 million in 2014. This reflects increased profit on disposal of associates and higher income from joint ventures.

Earnings per share
Core earnings per share increased by 14% to €1.82 for the full year, including a favourable currency impact of 3%. At constant exchange rates, core earnings per share increased by 11%, driven by underlying sales growth, improved core operating margin and the impact from purchasing the Estate shares left in trust by the first Viscount Leverhulme which was announced in May 2014. This measure excludes the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items. Diluted earnings per share for the full year was down 4% to €1.72 primarily due to the €1.4 billion profit on business disposals in 2014.

Within non-core items we recorded charges totalling €136 million related to foreign exchange losses arising from remeasurements of our Venezuelan and Argentinian businesses. Our Venezuelan business has been measured at a rate of 208 bolivars per US dollar, being more reflective of the rate at which we expect to remit future dividends. Our Argentinian business has been measured at the closing rate of 13 pesos per US dollar following the relaxation of local currency controls. 2015 also included an €86 million charge for legal cases pertaining to a number of investigations by local competition regulators and €14 million relating to other one-off legal cases.

Pensions
The pension liability net of assets was reduced to €2.3 billion at the end of December 2015 versus €3.6 billion as at 31 December 2014. The decrease in the net pension liability primarily reflects the impact of higher discount rates, investment returns and the cash contributions we have made.

Free cash flow
Free cash flow delivery was particularly strong at €4.8 billion driven by the increase in core operating profit and an exceptional improvement in year-end working capital. Net capital expenditure at 3.9% of turnover was slightly lower than 2014.

Net debt
Closing net debt was €11.5 billion versus €9.9 billion as at 31 December 2014 primarily reflecting acquisitions and an adverse currency impact from the US dollar denominated debt.

Finance and liquidity
During the year the following bonds matured and were repaid: (i) Swiss francs 350 million 3.50%, (ii) US $450 million 0.45%, and (iii) €750 million 3.375%.

On 27 January 2015 we issued €750 million 0.5% fixed rate notes due February 2022. On 28 May 2015 we issued €750 million floating rate notes due June 2018 and €500 million 1.0% fixed rate notes due June 2023. On 29 July 2015 we issued US $500 million 2.1% fixed rate notes due 30 July 2020 and US $ 500 million 3.1% fixed rate notes due 30 July 2025.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. In the second half of 2015 Unilever recognised an expense of €86 million (2014: €30 million) related to these cases, disclosed within non-core items.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law compliance programme on an ongoing basis

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. Unilever uses ‘constant rate’ ‘underlying’ and ‘core’ measures primarily for internal performance analysis and targeting purposes. The non-GAAP measures which we apply in our reporting are set out below.

Underlying sales growth (USG)
Underlying Sales Growth or “USG” refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.The reconciliation of USG to changes in the GAAP measure turnover is provided in notes 3 and 4.

Underlying volume growth (UVG)
“Underlying Volume Growth” or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (1) the increase in turnover attributable to the volume of products sold; and (2) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices. The relationship between the two measures is set out in notes 3 and 4.

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. Free cash flow reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

€ million	Full Year
(unaudited)	2015	2014

Net profit	5,259	5,515
Taxation	1,961	2,131
Share of net profit of joint ventures/associates and other income
from non-current investments	(198)	(143)
Net finance costs	493	477
Operating profit	7,515	7,980

Depreciation, amortisation and impairment	1,370	1,432
Changes in working capital	720	8
Pensions and similar obligations less payments	(385)	(364)
Provisions less payments	(94)	32
Elimination of (profits)/losses on disposals	26	(1,460)
Non-cash charge for share-based compensation	150	188
Other adjustments	49	38
Cash flow from operating activities	9,351	7,854
Income tax paid	(2,021)	(2,311)
Net capital expenditure	(2,074)	(2,045)
Net interest and preference dividends paid	(460)	(398)
Free cash flow	4,796	3,100
Net cash flow (used in)/from investing activities	(3,539)	(341)
Net cash flow (used in)/from financing activities	(3,032)	(5,190)

Core operating profit (COP), core operating margin (COM) and non-core items
COP and COM means operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence. The reconciliation of core operating profit to operating profit is as follows:

€ million	Full Year
(unaudited)	2015	2014
Operating profit	7,515	7,980
Non-core items (see note 2)	350	(960)

Core operating profit	7,865	7,020
Turnover	53,272	48,436
Operating margin (%)	14.1	16.5
Core operating margin (%)	14.8	14.5

Core EPS
The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 2 on page 12 for reconciliation of core earnings to net profit attributable to shareholders’ equity.

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

€ million	As at 31 December 2015	As at 31 December 2014
(unaudited)
Total financial liabilities	(14,643)	(12,722)
Current financial liabilities	(4,789)	(5,536)
Non-current financial liabilities	(9,854)	(7,186)
Cash and cash equivalents as per balance sheet	2,302	2,151
Cash and cash equivalents as per cash flow statement	2,128	1,910
Add bank overdrafts deducted therein	174	241
Other current financial assets	836	671
Net debt	(11,505)	(9,900)

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ENQUIRIES

Media:			Investors: Investor Relations Team
UK	+49 17 3204 6365	merlin.koene@unilever.com	+44 20 7822 6830	investor.relations@unilever.com
or	+44 79 0110 3950	william.davies@unilever.com
or	+44 78 2504 9163	laura.misselbrook@unilever.com
NL	+31 10 217 4844	freek.bracke@unilever.com

There will be a web cast of the results presentation available at:
http://www.unilever.com/investor-relations/results-and-publications/quarterly-results/

The web cast can also be viewed from the Unilever Investor Relations app which you can download from:
http://itunes.apple.com/us/ap

INCOME STATEMENT
(unaudited)

€ million	Full Year
	2015	2014	Increase/ (Decrease)
			Current rates	Constant rates
Turnover	53,272	48,436	10.0%	3.9%

Operating profit	7,515	7,980	(6)%	(9)%

After (charging)/crediting non-core items	(350)	960

Net finance costs	(493)	(477)
Finance income	144	117
Finance costs	(516)	(500)
Pensions and similar obligations	(121)	(94)

Share of net profit/(loss) of joint ventures and associates	107	98
Other income/(loss) from non-current investments and associates	91	45

Profit before taxation	7,220	7,646	(6)%	(8)%

Taxation	(1,961)	(2,131)

Net profit	5,259	5,515	(5)%	(7)%
Attributable to:
Non-controlling interests	350	344
Shareholders’ equity	4,909	5,171	(5)%	(7)%

Combined earnings per share
Basic earnings per share (euros)	1.73	1.82	(5)%	(7)%
Diluted earnings per share (euros)	1.72	1.79	(4)%	(6)%

STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Full Year
	2015	2014
Net profit	5,259	5,515

Other comprehensive income

Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pension plans net of tax	884	(1,250)

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax Fair value gains/(losses) on financial instruments net of tax	(481) 100	(25) (85)

Total comprehensive income	5,762	4,155
:
Non-controlling interests	357	404
Shareholders’ equity	5,405	3,751

STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non-controlling interest	Total equity
1 January 2014	484	138	(6,746)	20,468	14,344	471	14,815
Profit or loss for the year	-	-	-	5,171	5,171	344	5,515
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	(85)	-	(85)	-	(85)
Remeasurements of defined benefit pension plans net of tax	-	-	-	(1,253)	(1,253)	3	(1,250)
Currency retranslation gains/(losses)	-	-	(290)	208	(82)	57	(25)
Total comprehensive income	-	-	(375)	4,126	3,751	404	4,155
Dividends on ordinary capital	-	-	-	(3,196)	(3,196)	-	(3,196)
Movements in treasury stock(a)	-	-	(235)	(217)	(452)	-	(452)
Share-based payment credit(b)	-	-	-	188	188	-	188
Dividends paid to non-controlling interests	-	-	-	-	-	(342)	(342)
Currency retranslation gains/(losses) net of tax	-	7	-	-	7	(2)	5
Other movements in equity(c)	-	-	(182)	(809)	(991)	81	(910)
31 December 2014	484	145	(7,538)	20,560	13,651	612	14,263
Profit or loss for the year	-	-	-	4,909	4,909	350	5,259
Other comprehensive income net of tax
Fair value gains/(losses) on financial instruments	-	-	100	-	100	-	100
Remeasurements of defined benefit pension plans net of tax	-	-	-	882	882	2	884
Currency retranslation gains/(losses)	-	-	(377)	(109)	(486)	5	(481)
Total comprehensive income	-	-	(277)	5,682	5,405	357	5,762
Dividends on ordinary capital	-	-	-	(3,404)	(3,404)	-	(3,404)
Movements in treasury stock(a)	-	-	6	(282)	(276)	-	(276)
Share-based payment credit(b)	-	-	-	150	150	-	150
Dividends paid to non-controlling interests	-	-	-	-	-	(326)	(326)
Currency retranslation gains/(losses) net of tax	-	7	-	-	7	-	7
Other movements in equity	-	-	(7)	(87)	(94)	-	(94)
31 December 2015	484	152	(7,816)	22,619	15,439	643	16,082

(a) Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(b) The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c) 2014 includes the impact of the purchase of Estate shares.

BALANCE SHEET

(unaudited)

€ million	As at 31 December 2015	As at 31 December 2014

Non-current assets
Goodwill	16,213	14,642
Intangible assets	8,846	7,532
Property, plant and equipment	11,058	10,472
Pension asset for funded schemes in surplus	934	376
Deferred tax assets	1,185	1,286
Financial assets	605	715
Other non-current assets	771	657
	39,612	35,680
Current assets
Inventories	4,335	4,168
Trade and other current receivables	4,804	5,029
Current tax assets	230	281
Cash and cash equivalents	2,302	2,151
Other financial assets	836	671
Non-current assets held for sale	179	47
	12,686	12,347

Total assets	52,298	48,027
Current liabilities
Financial liabilities	4,789	5,536
Trade payables and other current liabilities	13,788	12,606
Current tax liabilities	1,127	1,081
Provisions	309	418
Liabilities associated with assets held for sale	6	1
	20,019	19,642
Non-current liabilities
Financial liabilities	9,854	7,186
Non-current tax liabilities	121	161
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	1,569	2,222
Unfunded schemes	1,685	1,725
Provisions	831	916
Deferred tax liabilities	1,744	1,534
Other non-current liabilities	393	378
	16,197	14,122

Total liabilities	36,216	33,764
Equity
Shareholders’ equity	15,439	13,651
Non-controlling interests	643	612
Total equity	16,082	14,263

Total liabilities and equity	52,298	48,027

CASH FLOW STATEMENT

(unaudited)

million	Full Year
	2015	2014
Net profit	5,259	5,515
Taxation	1,961	2,131
Share of net profit of joint ventures/associates and other income
from non-current investments and associates	(198)	(143)
Net finance costs	493	477
Operating profit	7,515	7,980
Depreciation, amortisation and impairment	1,370	1,432
Changes in working capital	720	8
Pensions and similar obligations less payments	(385)	(364)
Provisions less payments	(94)	32
Elimination of (profits)/losses on disposals	26	(1,460)
Non-cash charge for share-based compensation	150	188
Other adjustments	49	38
Cash flow from operating activities	9,351	7,854
Income tax paid	(2,021)	(2,311)

Net cash flow from operating activities	7,330	5,543
Interest received	119	123
Net capital expenditure	(2,074)	(2,045)
Other acquisitions and disposals	(1,698)	1,428
Other investing activities	114	153

Net cash flow (used in)/from investing activities	(3,539)	(341)
Dividends paid on ordinary share capital	(3,331)	(3,189)
Interest and preference dividends paid	(579)	(521)
Purchase of Estate shares	-	(880)
Change in financial liabilities	1,527	191
Other movements on treasury stock	(276)	(467)
Other financing activities	(373)	(324)

Net cash flow (used in)/from financing activities	(3,032)	(5,190)

Net increase/(decrease) in cash and cash equivalents	759	12
Cash and cash equivalents at the beginning of the period	1,910	2,044

Effect of foreign exchange rate changes	(541)	(146)

Cash and cash equivalents at the end of the period	2,128	1,910

NOTES TO THE FINANCIAL STATEMENTS

(unaudited)

1 ACCOUNTING INFORMATION AND POLICIES

Except as set out below the accounting policies and methods of computation are consistent with the year ended 31 December 2014. The condensed preliminary financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board.

With effect from 1 January 2015 we have implemented amendments to IAS 19 ‘Employee Benefits’. The impact on the Group is not material.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The income statement on page 8, the statement of comprehensive income on page 8, the statement of changes in equity on page 9 and the cash flow statement on page 11 are translated at exchange rates current in each period. The balance sheet on page 10 is translated at period-end rates of exchange.

The condensed financial statements attached do not constitute the full financial statements within the meaning of Section 434 of the UK Companies Act 2006, which will be finalised and delivered to the Registrar of Companies in due course. Full accounts for Unilever for the year ended 31 December 2014 have been delivered to the Registrar of Companies; the auditors’ reports on these accounts were unqualified and did not contain a statement under Section 498 (2) or Section 498 (3) of the UK Companies Act 2006.

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting, we disclose the total value of non-core items that arise within operating profit. These are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.
million	Full Year
	2015	2014
Acquisition and disposal related costs	(105)	(97)
Gain/(loss) on disposal of group companies(a)	(9)	1,392
Impairments and other one-off items(b)	(236)	(335)

Non-core items before tax	(350)	960
Tax impact of non-core items	49	(423)
Non-core items after tax	(301)	537

Attributable to:
Non-controlling interests	-	-
Shareholders’ equity	301	537
(a) 2014 includes gain of €1,316 million from the disposal of the Ragu and Bertolli brands and related assets.

(b) 2015 includes foreign exchange losses resulting from remeasurement of the Venezuelan and Argentinian businesses amounting to €136 million. Also included in 2015 is €86 million charge for legal cases pertaining to a number of investigations by local competition regulators (2014: €30 million) and €14 million relating to other one-off legal cases (2014: nil). 2014 includes impairment charge of €305 million recognised on assets related to the Slim.Fast business.

The following table shows the impact of non-core items on profit attributable to shareholders.

€ million	Full Year
	2015	2014
Net profit attributable to shareholders’ equity	4,909	5,171
Post tax impact of non-core items	301	(537)

Core profit attributable to shareholders’ equity	5,210	4,634

3 SEGMENT INFORMATION - CATEGORIES

Fourth Quarter	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2014	4,699	3,312	2,342	1,741	12,094
2015	5,121	3,412	2,488	1,863	12,884
Change (%)	9.0	3.0	6.2	7.0	6.5
Impact of:
Exchange rates (%)	2.4	1.7	(1.6)	(2.9)	0.6
Acquisitions (%)	2.3	-	0.0	1.4	1.1
Disposals (%)	-	(0.4)	-	(0.1)	(0.2)

Underlying sales growth (%)	4.1	1.7	8.0	8.8	4.9
Price (%)	1.7	2.1	3.1	7.2	2.9
Volume (%)	2.3	(0.3)	4.8	1.5	1.9

Full Year	Personal Care	Foods	Home Care	Refreshment	Total
Turnover (€ million)
2014	17,739	12,361	9,164	9,172	48,436
2015	20,074	12,919	10,159	10,120	53,272
Change (%)	13.2	4.5	10.9	10.3	10.0
Impact of:
Exchange rates (%)	7.6	5.6	4.5	4.1	5.9
Acquisitions (%)	1.0	-	0.2	1.3	0.7
Disposals (%)	-	(2.5)	(0.1)	(0.7)	(0.8)

Underlying sales growth (%)	4.1	1.5	5.9	5.4	4.1
Price (%)	1.8	0.8	1.9	3.9	1.9
Volume (%)	2.3	0.8	4.0	1.5	2.1

Operating profit (€ million)
2014	3,259	3,607	576	538	7,980
2015	3,637	2,298	740	840	7,515

Core operating profit (€ million)
2014	3,325	2,305	579	811	7,020
2015	3,788	2,354	775	948	7,865

Operating margin (%)
2014	18.4	29.2	6.3	5.9	16.5
2015	18.1	17.8	7.3	8.3	14.1

Core operating margin (%)
2014	18.7	18.6	6.3	8.8	14.5
2015	18.9	18.2	7.6	9.4	14.8

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

4 SEGMENT INFORMATION – GEOGRAPHICAL AREA

Fourth Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2014	4,929	4,065	3,100	12,094
2015	5,414	4,258	3,212	12,884
Change (%)	9.8	4.7	3.6	6.5
Impact of:
Exchange rates (%)	3.1	(3.6)	2.4	0.6
Acquisitions (%)	0.3	2.2	0.9	1.1
Disposals (%)	(0.1)	-	(0.4)	(0.2)

Underlying sales growth (%)	6.3	6.4	0.7	4.9
Price (%)	1.7	8.7	(2.2)	2.9
Volume (%)	4.6	(2.1)	3.0	1.9

Full Year	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2014	19,703	15,514	13,219	48,436
2015	22,425	17,294	13,553	53,272
Change (%)	13.8	11.5	2.5	10.0
Impact of:
Exchange rates (%)	8.7	5.0	2.6	5.9
Acquisitions (%)	0.2	1.5	0.4	0.7
Disposals (%)	(0.1)	(1.8)	(0.7)	(0.8)

Underlying sales growth (%)	4.6	6.6	0.3	4.1
Price (%)	1.5	6.1	(2.2)	1.9
Volume (%)	3.0	0.4	2.6	2.1

Operating profit (€ million)
2014	2,626	3,233	2,121	7,980
2015	3,019	2,273	2,223	7,515

Core operating profit (€ million)
2014	2,611	2,274	2,135	7,020
2015	3,035	2,517	2,313	7,865

Operating margin (%)
2014	13.3	20.8	16.0	16.5
2015	13.5	13.1	16.4	14.1

Core operating margin (%)
2014	13.3	14.7	16.2	14.5
2015	13.5	14.6	17.1	14.8

5 TAXATION

The effective tax rate for the year was 27.6% compared to 28.2% in 2014. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.

Tax effects of components of other comprehensive income were as follows:

€ million	Full Year 2015			Full Year 2014
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After Tax
Fair value gains/(losses) on financial instruments	82	18	100	(110)	25	(85)
Remeasurements of defined benefit pension plans net of tax	1,124	(240)	884	(1,710)	460	(1,250)
Currency retranslation gains/(losses)	(510)	29	(481)	(16)	(9)	(25)
Other comprehensive income	696	(193)	503	(1,836)	476	(1,360)

6 COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company (refer below) and (ii) the exercise of share options by employees.

On 19 May 2014 Unilever PLC purchased the shares convertible to PLC ordinary shares in 2038. Due to the repurchase the average number of combined share units is not adjusted for these shares from 20 May 2014 to 31 December 2015. For 2014 the adjusted average number of share units is calculated based on the number of days the shares were dilutive during the year ended 31 December 2014.

Earnings per share for total operations for the twelve months were calculated as follows:

	2015	2014
Combined EPS – Basic
Net profit attributable to shareholders’ equity (€ million) Average number of combined share units (millions of units) Combined EPS – basic (€)	4,909	5,171
	2,840.1	2,840.5
	1.73	1.82

Combined EPS – Diluted
Net profit attributable to shareholders’ equity (€ million) Adjusted average number of combined share units (millions of units) Combined EPS – diluted (€)	4,909	5,171
	2,855.4	2,882.6
	1.72	1.79

Core EPS
Core profit attributable to shareholders’ equity (see note 2) (€ million) Adjusted average number of combined share units (millions of units) Core EPS – diluted (€)	5,210	4,634
	2,855.4	2,882.6
	1.82	1.61

In calculating core earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of business disposals, acquisition and disposal related costs, impairments, and other one-off items.

During the period the following movements in shares have taken place:
Millions
Number of shares at 31 December 2014 (net of treasury stock)	2,836.8
Net movements in shares under incentive schemes	2.1
Number of shares at 31 December 2015	2,838.9

7 ACQUISITIONS AND DISPOSALS

In 2015 the Group completed acquisition of the businesses listed below for a total consideration of €2,011 million (2014: €424 million for businesses completed during that year).

Deal completion date	Acquired business
1 May 2015	REN Skincare, a prestige Personal Care business with an iconic British skin care brand.
1 May 2015	Camay and Zest brands acquired from The Procter & Gamble Company. In addition a manufacturing site was acquired.
6 May 2015	Kate Somerville Skincare, a prestige Personal Care business with a leading independent skin care brand.
1 August 2015	Dermalogica, a prestige Personal Care business with the leading skin care brand in professional salons and spas. The assets acquired are principally the Dermalogica brand.
1 September 2015	Murad, the leading clinical skin care brand, part of our prestige Personal Care business.
30 September 2015	Grom, a premium Italian gelato business.

8 FINANCIAL INSTRUMENTS

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments and the fair value calculations by category.

million	Fair value		Carrying amount
	As at 31 December 2015	As at 31 December 2014	As at 31 December 2015	As at 31 December 2014
Financial assets
Cash and cash equivalents	2,302	2,151	2,302	2,151
Held-to-maturity investments	144	89	144	89
Loans and receivables	303	208	303	208
Available-for-sale financial assets	641	671	641	671
Financial assets at fair value through profit and loss:
Derivatives	230	296	230	296
Other	122	122	122	122
	3,742	3,537	3,742	3,537

Financial liabilities
Preference shares	(132)	(108)	(68)	(68)
Bank loans and overdrafts	(1,067)	(1,119)	(1,064)	(1,114)
Bonds and other loans	(13,509)	(11,417)	(12,703)	(10,573)
Finance lease creditors	(217)	(224)	(195)	(199)
Derivatives	(124)	(350)	(124)	(350)
Other financial liabilities	(489)	(418)	(489)	(418)
	(15,538)	(13,636)	(14,643)	(12,722)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 31 December 2015			As at 31 December 2014
Assets at fair value
Other cash equivalents	-	100	-	-	221	-
Available-for-sale financial assets	14	180	447	15	158	498
Financial assets at fair value through profit or loss:
Derivatives(a)	-	303	-	-	417	-
Other	119	-	3	119	-	3
Liabilities at fair value
Derivatives(b)	-	(194)	-	-	(514)	-

(a) Includes €73 million (2014: €121 million) derivatives, reported within trade receivables, that hedge trading activities.
  (b) Includes €(70) million (2014: €(164) million) derivatives, reported within trade creditors, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2014. There were also no significant movements between the fair value hierarchy classifications since 31 December 2014.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2014.

9 DIVIDENDS

The Boards have declared a quarterly interim dividend for Q4 2015 at the following rates which are equivalent in value at the rate of exchange applied under the terms of the Equalisation Agreement between the two companies:

Per Unilever N.V. ordinary share:	€ 0.3020
Per Unilever PLC ordinary share:	£ 0.2300
Per Unilever N.V. New York share:	US$ 0.3296
Per Unilever PLC American Depositary Receipt:	US$ 0.3296

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by the European Central Bank on 15 January 2016.

The quarterly dividend calendar for the remainder of 2016 will be as follows:

	Announcement Date	NV NY & PLC ADR Ex-Dividend Date	NV & PLC Ex-Dividend Date	Record Date	Payment Date
Quarterly dividend – for Q4 2015	19 January 2016	3 February 2016	4 February 2016	5 February 2016	9 March 2016
Quarterly dividend – for Q1 2016	14 April 2016	27 April 2016	28 April 2016	29 April 2016	1 June 2016
Quarterly dividend – for Q2 2016	21 July 2016	3 August 2016	4 August 2016	5 August 2016	7 September 2016
Quarterly dividend – for Q3 2016	13 October 2016	26 October 2016	27 October 2016	28 October 2016	7 December 2016

US dollar cheques for the quarterly interim dividend will be mailed on 9 March 2016 to holders of record at the close of business on 5 February 2016. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

10 EVENTS AFTER THE BALANCE SHEET DATE

There were no material post balance sheet events other than those mentioned elsewhere in this report.